                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13d
                                    (RULE 13D-101)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 5)




                             Nextel Communications, Inc.
                        --------------------------------------
                                   (Name of Issuer)



                                 Class A Common Stock
                        --------------------------------------
                            (Title of Class of Securities)



                                      65332V 103
                             ----------------------------
                                    (CUSIP Number)






                       C. James Judson, Digital Radio, L.L.C.,
                    ----------------------------------------------
                       2300 Carillon Point, Kirkland, WA  98033
                    ----------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)



                                   July 28, 1998
               --------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

CUSIP No.                             13D                 Page  2
          ---------                                            ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     CRAIG O. MCCAW

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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

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 (4) Source of Funds*
     BK

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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization
     UNITED STATES

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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  62,612,607
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  62,612,607
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     62,612,589

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

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(13) Percent of Class Represented by Amount in Row (11)
     23.2%

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(14) Type of Reporting Person*
     IN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                             13D                 Page  3
          ---------                                            ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     DIGITAL RADIO, L.L.C.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     BK

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     STATE OF WASHINGTON

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  52,258,786
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  52,258,786
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     52,258,786

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     19.4%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                             13D                 Page  4
          ---------                                            ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     EAGLE RIVER INVESTMENTS, L.L.C.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     BK

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     STATE OF WASHINGTON

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  52,258,786
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  52,258,786
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     52,258,786

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     19.4%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                             13D                 Page  5
          ---------                                            ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     OPTION ACQUISITION, L.L.C.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     BK

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     STATE OF WASHINGTON

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  9,953,821
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  9,953,821
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     9,953,821

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     3.7%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     00

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

EXPLANATORY NOTE:

    This amended statement amends and supplements the information set forth in the Amendment No. 4 to Schedule 13D filed by the reporting persons on November 7, 1997.

ITEM 1.  SECURITY AND ISSUER

    This amended statement relates to the Class A Common Stock, par value $.001 per share ("Nextel Common Stock"), of Nextel Communications, Inc., a Delaware corporation ("Nextel"). The principal executive offices of Nextel are located at 1505 Farm Credit Drive, Suite 100, McLean, Virginia 22102.

    Capitalized terms which are not defined in this amended statement have the meanings defined in the original statement filed on August 7, 1995.

ITEM 2.  IDENTITY AND BACKGROUND

    (a),(b),(c)    The persons filing this amended statement are:

     (1) Digital Radio, L.L.C., is a limited liability company formed under the laws of the State of Washington ("Digital"). Digital is the direct owner of a portion of the securities of Nextel which are the subject of this statement.
The principal business of Digital is to invest in stock, options, securities, notes, debentures, bonds of, and other business opportunities associated with, Nextel. Eagle River Investments, L.L.C. has the exclusive management and control of Digital under the terms of its Limited Liability Company Agreement. The address for Digital's principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

     (2) Option Acquisition, L.L.C., is a limited liability company formed under the laws of the State of Washington ("Option Acquisition"). Option Acquisition is the direct holder of certain options to acquire the securities which are the subject of this statement and was formed for the sole purpose of holding those options. Eagle River Investments, L.L.C. has the exclusive management and control of Option Acquisition under the terms of its Limited Liability Company Agreement. The address for Option Acquisition's principal business and principal office is 2300 Carillon Point, Kirkland, Washington, 98033.

     (3) Eagle River Investments, L.L.C., is a limited liability company formed under the laws of the State of Washington("Eagle River"). The principal business of Eagle River is to build equity value for each of its members by acquiring, investing, holding, dealing and disposing of securities, venture opportunities or other investments. The address of Eagle River's principal business and principal office is 2300 Carillon Point, Kirkland, Washington 98033.

     (4) Craig O. McCaw, an individual ("Mr. McCaw"), is the controlling stockholder and director of Eagle River, Inc., and, as a result, has voting and management control of Eagle River Investments, L.L.C., which in turn has voting and management control of both Digital and Option Acquisition. Mr. McCaw's present principal occupation is serving as Chairman of Digital and of Eagle River. In addition, Mr. McCaw serves as Chairman of Eagle River, Inc., which also provides management and consulting services to Nextel's senior management and Board of Directors. Mr. McCaw's business address is 2300 Carillon Point, Kirkland, Washington 98033.

    The executive officers of Digital, Option Acquisition and Eagle River are as follows: Craig O. McCaw, Chairman; Dennis Weibling, President/Treasurer; William A. Hoglund, Vice President and Chief Financial Officer; and C. James Judson, Vice President, Secretary and General Counsel. Each of Mr. Weibling, Mr. Hoglund and Mr. Judson serves in the foregoing capacities as his present principal occupation. The business address of each of Mr. McCaw, Mr. Weibling, Mr. Hoglund and Mr. Judson is 2300 Carillon Point, Kirkland, Washington 98033.

    (d),(e) During the past five years, none of Digital, Option Acquisition, Eagle River, Mr. McCaw or the other above-named executive officers of Digital and Eagle River has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. McCaw, Mr. Weibling, Mr. Hoglund and Mr. Judson are all citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

    N/A

ITEM 4.  PURPOSE OF TRANSACTION

    Item 4 is hereby amended, as follows:

    On July 28, 1998, Option Acquisition exercised two options it held for the acquisition of an aggregate of 25,000,000 shares of Nextel Common Stock through a cashless exercise as permitted by the option agreements. It surrendered to Nextel 15,046,179 of the shares covered by the two options in exchange for the issuance of 9,953,821. As a result, Option Acquisition is the beneficial owner of 15,046,179 fewer shares of Nextel Common Stock than reported on the last amendment to this statement.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

     (a) The aggregate number of shares of Nextel Common Stock beneficially owned by each reporting person covered by this amended statement is as follows:

     Name                              Number of Shares(1)          Percentage
     ----                              ----------------             ----------

     Digital Radio, L.L.C.             52,258,786(2)                    19.4%
     Eagle River Investments, L.L.C.   52,258,786(3)                    19.4%
     Option Acquisition, L.L.C.         9,953,821                        3.7%
     Craig O. McCaw                    62,612,607(4)                    23.2%

     -------------

    (1) Based on 269,650,302 shares of Nextel Common Stock shares outstanding on November 1, 1998.

    (2) Includes (i) 13,458,039 shares of Nextel Common Stock owned by Digital, (ii) 23,717,943 shares of Nextel Common Stock upon the complete conversion of 7,905,981 shares of Class A Preferred Stock,
         (iii) 82 shares of Nextel Common Stock upon the complete conversion of 82 shares of Class B Preferred Stock, and (iv) 15,082,722 shares of Nextel Common Stock upon complete exercise of the remaining Nextel Options.

    (3) Includes (i) 13,458,039 shares of Nextel Common Stock owned by Digital, (ii) 23,717,943 shares of Nextel Common Stock upon the complete conversion of 7,905,981 shares of Class A Preferred Stock owned by Digital, (iii) 82 shares of Nextel Common Stock upon the complete conversion of 82 shares of Class B Preferred Stock owned by Digital, and (iv) 15,082,722 shares of Nextel Common Stock upon complete exercise of the remaining Nextel Options owned by Digital.

    (4) Includes (i) 13,458,039 shares of Nextel Common Stock owned by Digital, (ii) 23,717,943 shares of Nextel Common Stock upon the complete conversion of 7,905,981 shares of Class A Preferred Stock owned by Digital, (iii) 82 shares of Nextel Common Stock upon the complete conversion of 82 shares of Class B Preferred Stock owned by Digital, (iv) 15,082,722 shares of Nextel Common Stock upon complete exercise of the remaining Nextel Options owned by Digital, (v) 9,953,821 shares of Nextel Common Stock owned by Option Acquisition; and (vi) 400,000 shares of Nextel Common Stock upon complete exercise of options held by Eagle River, Inc. which became exercisable on April 4, 1997.

     (b) Pursuant to the terms of the Limited Liability Company Agreements of both Digital and Option Acquisition, the exclusive management and control, and all decisions regarding the management and affairs, of both Digital and Option Acquisition (including in each case investment decisions) are vested with Eagle River Investments, L.L.C. Mr. McCaw is the primary member of, and holder of the majority interest in, Eagle River Investments, L.L.C. As a result, he has the voting and management control (including with respect to investment decisions) of Digital and Option Acquisition.

     (c)  See Item 4.

     (d)  None.

     (e) On July 28, 1998, Option Acquisition ceased to be the beneficial owner of more than 5% of the outstanding Nextel Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

    N/A

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         N/A

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             DIGITAL RADIO,  L.L.C.


Dated: November 30, 1998        /s/ C. James Judson
                             -------------------------------------------------
                             C. James Judson
                             Vice President, General Counsel and Secretary

                             Authorized Representative for
                             Eagle River Investments, L.L.C.

                             Authorized Representative for
                             Option Acquisition, L.L.C.

                             Authorized Representative for
                             Craig O. McCaw